Exhibit 99.1

Indivior PLC

Dr. David Wheadon appointed Chair of the Board

Richmond, VA, January 28, 2025 - The Board of Directors of Indivior PLC are pleased to announce the appointment of Dr. David Wheadon as Chair of the Board with immediate effect. Dr. Wheadon joined the Board as a Non-Executive Director in June 2024.  His appointment was approved by the Board, following a succession process undertaken by the Nomination Committee and led by Juliet Thompson, Lead Independent Director.

Separately, and further to the announcement of December 17, 2024, the Board is working with Oaktree Capital Management LP to identify and appoint an additional Non-Executive Director to the Board, which it expects to announce shortly.

Previous to joining the Indivior Board, Dr. Wheadon served as senior vice president of global regulatory affairs, patient safety, and quality assurance at AstraZeneca Plc from December 2014 to July 2019. Prior to that, he was executive vice president, research and advocacy at Juvenile Diabetes Research Foundation International Inc., from May 2013 to December 2014, and senior vice president, scientific and regulatory affairs at Pharmaceutical Research and Manufacturers of America (PhRMA), from January 2009 to May 2013. Prior to that he served as vice president, global pharmaceutical regulatory and medical science, and group vice president, global pharmaceutical regulatory affairs at Abbott Laboratories from 2005 to 2009 and held senior regulatory and clinical development leadership positions at GlaxoSmithKline Plc and Eli Lilly and Company.

Dr. Wheadon received his M.D. from Johns Hopkins University School of Medicine and an A.B. in Biology from Harvard University.  He completed his postdoctoral training in Psychiatry at Tufts/New England Medical Center in Boston, Massachusetts.

Dr. Wheadon is a Non-Executive Independent Director of Sotera Health Company and Vaxart, Inc. He also serves as a member of the Board of Trustees of Mount Sinai Health System.

Dr. Wheadon is currently a member of the Compensation, Nomination, and Science Committees. Dr. Wheadon has also been appointed Chair of the Nomination Committee.

Comment by Juliet Thompson, Lead Independent Director
I am delighted to announce David's appointment as Chair of the Board and am confident he will bring strong leadership to the role, leveraging his track record across specialty pharma and beyond.  David has already established himself as a valued member of the Board and we look forward to benefitting from his continued insights and deep strategic and operational experience as we work together to deliver value to all Indivior stakeholders.

Comment by Dr. David Wheadon, Chair of the Board of Indivior PLC
It is an honor to become Chair of the Board of Indivior. This is a great company which is unwavering in its mission to help change patients' lives by pioneering life-transforming treatment for opioid use disorder. I am very proud to be appointed to lead the Board and support that mission.

I look forward to working closely with the Board and management team to leverage Indivior's deep expertise, long track record and strong culture. As a Board, we are determined to help realize the Company's great potential and deliver value for shareholders and our wider stakeholders.

About Indivior
Indivior is a global pharmaceutical company working to help change patients' lives by developing medicines to treat substance use disorders (SUD). Our vision is that all patients around the world will have access to evidence-based treatment for the chronic conditions and co-occurring disorders of SUD. Indivior is dedicated to transforming SUD from a global human crisis to a recognized and treated chronic disease. Building on its global portfolio of OUD treatments, Indivior has a pipeline of product candidates designed to expand on its heritage in this category. Headquartered in the United States in Richmond, VA, Indivior employs over 1,000 individuals globally and its portfolio of products is available in over 30 countries worldwide. Visit www.indivior.com to learn more. Connect with Indivior on LinkedIn by visiting www.linkedin.com/company/indivior.

Investor Enquiries:

Jason Thompson
VP, Investor Relations
Indivior PLC
+1 804 402 7123
jason.thompson@indivior.com

Tim Owens
Director, Investor Relations Indivior PLC
+1 804 263 3978
timothy.owens@indivior.com

Media Enquiries:

For Indivior:

Jonathan Sibun
Teneo
 +44 (0)20 7353 4200
Indiviormediacontacts@indivior.com

Tim Lynch / Maggie Carangelo
Joele Frank, Wilkinson Brimmer Katcher
+1 212 895 8600